FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Summary in English of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated May 28, 2009 regarding CNDC Resolution 64/09.

NORTEL INVERSORA S.A.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, May 28, 2009

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

Dear Sir:

Ref.: CNDC Resolution 64/2009

In my capacity as Responsible for Market Relations of Nortel Inversora S.A. (“Nortel”), I hereby inform you that we have been notified yesterday of Resolution 64/09 of the Antitrust Committee (“Comisión Nacional de Defensa de la Competencia”) in the file Nº S01: 0147971/2007 recorded as “Telefónica de España, Olimpia y Otros s/Diligencia Preliminar,” Art. 8 Law Nº 25.156, whereby we are informed that the Antitrust Committee resolves (1) to order the Board of Directors of Telecom Argentina S.A. the immediately reestablishment of the Management Council that was previously dissolved and (2) to order Telecom Argentina S.A. to revoke the unification of the roles of the previous General Directors (of Corporate Matters and of Operations) in the position of a Chief Executive Officer and its designation, restoring the previous roles to the unification and the modifications to the Authorization Regime as well as the revocation of all the decisions adopted which implied the exercise of the voting rights since January 9, 2009, the date that the Antitrust Commission issued Resolution 4/2009.

Yours sincerely,

Nortel Inversora S.A.
/s/ José Gustavo Pozzi
José Gustavo Pozzi Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	May 29, 2009	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager